EXHIBIT 99.7

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Renewal Annual Information Form dated March 14, 2005 for the year ended December 31, 2004, which document makes reference to our firm and our report entitled "Joslyn Creek Evaluation Effective December 31, 2004", dated February 22, 2005, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2004.

Calgary, Alberta, Canada	GILBERT LAUSTSEN JUNG
March 14, 2005	ASSOCIATES LTD.

/s/ Dana B. Laustsen

Dana B. Laustsen, P. Eng.
Executive Vice-President